Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE LIMITED ANNOUNCES RESULTS OF THE CONSENT SOLICITATION

RELATING TO ITS 10.2500% SENIOR NOTES DUE 2018

October 30, 2012 — Reference is made to the announcement of MCE Finance Limited (the “Company”) dated October 26, 2012 in relation to the solicitation of consents (the “Consent Solicitation”) from holders (the “Holders”) of its outstanding 10.2500% Senior Notes due 2018 (the “Notes”) to certain proposed amendments to the indenture governing the Notes (the “Indenture”) dated as of May 17, 2010, by and between the Company and The Bank of New York Mellon, as trustee and collateral agent (the “Trustee”).

The Company announces that it has received unrevoked consents from the holders of requisite aggregate principal amount of the Notes necessary to approve the proposed amendments (the “Proposed Amendments”) to the Indenture, as described in the Amended and Restated Consent Solicitation Statement dated October 26, 2012 relating to the Consent Solicitation (the “Statement”), and has executed a supplemental indenture with the Trustee to give effect to the Proposed Amendments.

The Consent Solicitation is scheduled to expire at 5:00 p.m., New York City time, on October 30, 2012 (the “Expiration Date”) and following expiration, the Company will pay the consent payment to all holders who have delivered valid consents prior to the Expiration Date in accordance with the terms and conditions set forth in the Statement.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. Securities may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons absent registration pursuant to the U.S. Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com